Room 4561

October 24, 2006

Mr. Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX 75244

> **Re: XFormity Technologies, Inc.**
> **Form 8-K/A Filed December 6, 2004**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed May 18, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **File No. 000-23391**

Dear Mr. Rabin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief